Press Release
[Graphic omitted] AHOLD
                                                       Royal Ahold
                                                       Public Relations

                                                       Date:  March 5, 2003
                                       For more information:  +31.75.659.57.20

Ahold confirms new credit facility


"Important step in stabilizing Ahold's financial condition" says Supervisory Board Chairman.


Zaandam, The Netherlands, March 5, 2003 - Ahold announced today that it has entered into a revolving credit facility with ABN AMRO, Goldman Sachs, ING, JP Morgan and Rabobank. The facility provides for aggregate borrowings of EUR 2.65 bln. In addition, the company said banks remain committed to provide an additional EUR 450 mln backup facility to support existing US $ 850 million securitization programs described below. Ahold had announced on February 24, 2003, the EUR 3.1 bln commitment of the financial institutions and banks to provide the new credit facility as well as the backup facility.

Henny de Ruiter, Chairman of Ahold's Supervisory Board, commented that "Entering into this new credit facility is an important step in stabilizing Ahold's financial condition and demonstrates our continued access to significant liquidity. We are extremely pleased by the vote of confidence shown by the lender group, as well as the ongoing support shown by Ahold's existing suppliers. While no one can predict the future, we are encouraged by the lenders' conclusion to move forward and we remain optimistic about the company's prospects. With this new credit facility in place, the company can now turn its attention to the development of longer term solutions to the problems that have arisen from Ahold's recently disclosed accounting issues."

Mr. De Ruiter further emphasized "Ahold has great businesses - like Stop & Shop and Albert Heijn - with solid market positions, significant assets, strong cash flow, loyal customers and dedicated staff. We are continuing to focus on serving our customers - wherever they may be - to the best of our abilities".

The credit facility, which has a term of 364 days from February 24, 2003, provides for two tranches of borrowings. Under one tranche, a total of US$1.285 bln and EUR 600 mln is available immediately. The second tranche of US$915 mln will be available following the satisfaction of various conditions, including the delivery to the lenders of audited fiscal year 2002 financial statements of Stop & Shop Supermarkets Company and Albert Heijn B.V. by May 31, 2003 and of audited fiscal year 2002 consolidated financial statements of Ahold by June 30, 2003, which currently also must be delivered for the first tranche to remain available. Amounts owing under the facility are guaranteed by Ahold and certain of its other subsidiaries. In addition, the borrowings under the first tranche are secured by a pledge of the shares of stock of Ahold's significant Dutch and American retail subsidiaries.



                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302
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Ahold anticipates that the new facility will be used to repay certain outstanding indebtedness and for general working capital purposes. Ahold has been able to negotiate in the new credit facility a quarterly interest coverage ratio of 2.25.

As previously disclosed, the banks under U.S. Foodservice's receivable securitization programs have agreed to extend the programs until the last week of April 2003. The backup facility is expected to provide additional support for the securitization programs if needed. It would be available subject to completion of definitive documentation and satisfaction of the customary conditions.

As previously announced, Ahold's auditors have informed Ahold they have suspended work on Ahold's fiscal year 2002 audit pending completion of the investigations into the accounting irregularities found at U.S. Foodservice and the circumstances surrounding the failure to provide to the auditors certain information relevant to the decision to consolidate ICA Ahold and various other current or former Ahold joint ventures. These investigations are proceeding and Ahold is working diligently to complete the investigations and to take such other actions as may be required to resume the audit.

Investigations have been commenced by the U.S. Department of Justice and the U.S. Securities and Exchange Commission into the matters announced by Ahold on February 24, 2003. Ahold had previously brought these matters to the attention of these regulatory authorities and is fully cooperating with these investigations.

In connection with entering into the new credit facility and to further strengthen Ahold's finances, Ahold has determined that it will not pay the final dividend on its common shares in respect of fiscal year 2002.

Ahold Corporate Communications:  +31.75.659.5720


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. The company intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, expectations as to Ahold's financial condition and prospects, access to liquidity, use of borrowings under the facilities, the availability of the various facilities, the continued support of lenders and suppliers, the ability to develop longer term solutions to its recent problems and the resumption of the 2002 audit. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the ability of Ahold to comply with the terms of the new bank facility, the ability of Ahold to satisfy the conditions precedent to the second tranche under the new bank facility and under the commitment for the new backup facility and to comply with the terms of the new bank facility and new backup facility, Ahold's ability to develop longer term solutions to its recent problems, Ahold's liquidity needs exceeding expected levels and amounts available under its credit facilities and generated by operations, the ability to complete the investigations and cause the audit to resume, the willingness of lenders and suppliers to continue to provide support and other factors discussed in the company's public filings. Many of these factors are beyond the company's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of certain of these and other risks and factors, see the company's Annual Report on Form 20-F for its most recent fiscal year. The company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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